SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: April 13, 2022
	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Second Quarter and Year-to-Date Fiscal 2022 Results

•	Second quarter consolidated financial results include adjusted EBITDA[1] of $632 million along with free cash flow[1] of $217 million

•	The Company continues to focus on balancing growth and profitability while investing in our networks and delivering better customer experiences

•	Key regulatory approval for the combination of Rogers and Shaw obtained

Calgary, Alberta (April 13, 2022) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended February 28, 2022. On a year-over-year basis, consolidated revenue decreased by 2.0% to $1.36 billion, adjusted EBITDA decreased 0.8% to $632 million and net income decreased 9.7% to $196 million.

Throughout the second quarter, which experienced the peak of the omicron variant of COVID-19 across Canada, the Company remained focused on the safety of its people, most of whom continue to work from home, compliance with guidelines and requirements issued by various health authorities and government organizations. During the quarter, many restrictions have since subsided and the Company continues to deliver an exceptional customer experience, including fast and ubiquitous connectivity for its customer base, while also working diligently in support of the close of the Rogers transaction.

“Our team continues to execute on our strategic business priorities of delivering profitable growth while continuing to invest in the strength and breadth of our networks. It is this solid and strategic foundation that, combined with Rogers, will deliver new and better technologies to more Canadians. Together, we have achieved a critical milestone regarding our combination with Rogers Communications Inc. (“Rogers”) by the Canadian Radio-television and Telecommunications Commission’s (“CRTC”) comprehensive review and approval of the transfer of Shaw’s licenced broadcasting undertakings to Rogers. We continue to work with and support Rogers in obtaining the remaining approvals, including Innovation, Science and Economic Development Canada (ISED) and the Competition Bureau, and continue to target closing of the transaction in the first half of 2022. We recognize that we can do so much more by coming together and reiterate our continued commitment to work with Rogers to close the transaction while delivering the benefits that the combined entity will provide to all Canadians,” said Brad Shaw, Executive Chair & Chief Executive Officer.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers, under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family

[1]

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Additional information about these measures, including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in the management’s discussion and analysis (MD&A) dated April 13, 2022 for the three and six month periods ending February 28, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Transaction. The Transaction remains subject to other customary closing conditions including the remaining approvals from the Competition Bureau and ISED.

As the regulatory reviews progress, Rogers and Shaw continue to work cooperatively and constructively with the government and regulators to close the Transaction and deliver its benefits to all Canadians. By coming together, Rogers and Shaw will make the generational investments in networks and technology that Canada needs to create new jobs, increase competition, and bridge connectivity gaps in rural and remote areas.

Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the Arrangement Agreement.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Second Quarter Fiscal 2022

In the second quarter, the Company added approximately 16,900 new Wireless customers. Postpaid net additions of approximately 8,600 in the quarter were down compared to the prior year due to factors including increased wireless competition which is typical during the holiday season, a limited supply of key devices and bundle adjustments to Shaw Mobile plans effective mid-November. Second quarter Wireless revenue decreased 3.9% to $323 million and adjusted EBITDA increased 26.8% to $123 million compared to the second quarter of fiscal 2021. Wireless service revenue grew 9.2% due to continued subscriber growth, partially offset by lower ARPU2 as the Company continues to scale its lower revenue Shaw Mobile customer base. Second quarter Wireless ARPU decreased 1.1% from the prior year period to $36.43; however, an increase in customers signing up for bundled offerings and Internet migration to faster speed tiers continues to support Internet revenue growth. Wireless postpaid churn3 of 1.46% increased approximately 21-basis points from the second quarter of fiscal 2021.

[2]

ARPU is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is included in “Key Performance Drivers” in the MD&A dated April 13, 2022 for the three and six month periods ending February 28, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

[3]

Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated April 13, 2022 for the three and six month periods ending February 28, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Consumer Wireline RGU4 losses of approximately 54,300 improved over the prior year period, including positive Internet additions as customers continue to bundle their Internet and Wireless service together. Second quarter Wireline revenue and adjusted EBITDA decreased 1.3% and 5.7% to $1.04 billion and $509 million, respectively, compared to the second quarter of fiscal 2021. The prior year second quarter adjusted EBITDA benefited from an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively.

Selected Financial Highlights

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars except for percentages and per share amounts)	2022	2021	Change%	2022	2021	Change%
Revenue	1,359	1,387	(2.0)	2,745	2,757	(0.4)
Adjusted EBITDA(1)	632	637	(0.8)	1,265	1,244	1.7
Adjusted EBITDA Margin(2)	46.5%	45.9%	1.3	46.1%	45.1%	2.2
Free Cash Flow(1)	217	248	(12.5)	453	473	(4.2)
Net income	196	217	(9.7)	392	380	3.2
Earnings per share
Basic	0.39	0.43		0.79	0.74
Diluted	0.39	0.43		0.78	0.74

(1)	See “Non-GAAP and additional financial measures” in the accompanying MD&A.
(2)

Adjusted EBITDA margin is a non-GAAP ratio and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA margin is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this ratio is included in “Non-GAAP and additional financial measures” in the MD&A dated April 13, 2022 for the three and six month periods ending February 28, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Second quarter Wireless revenue decreased 3.9% to $323 million and adjusted EBITDA of $123 million increased 26.8% year-over-year. Wireless service revenue increased 9.2% to $238 million due to an increased subscriber base, while Wireless equipment revenue decreased 28.0% to $85 million as the number of devices sold in the quarter decreased compared to the prior year. The increase in adjusted EBITDA is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

Wireline RGUs declined by approximately 58,100 in the quarter compared to a loss of approximately 66,000 in the second quarter of fiscal 2021. The current quarter included a modest gain in Consumer Internet, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 54,300 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by approximately 3,800.

Second quarter Wireline revenue and adjusted EBITDA of $1.04 billion and $509 million, respectively, decreased 1.3% and 5.7%, respectively, when compared with the prior year. Consumer revenue of $887 million decreased 2.4% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $153 million increased 5.5% year-over-year with Internet revenue growth and continued demand for the Smart suite of products. The prior year second quarter Wireline adjusted EBITDA benefited from an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively.

Capital expenditures in the second quarter of $249 million compared to $250 million in the prior year. Wireline capital spending increased by approximately $40 million primarily due to higher investments in combined upgrades, enhancements and replacement categories as well as an increase in success-based and

[4]

RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated April 13, 2022 for the three and six month periods ending February 28, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

new housing development. Wireless spending of $30 million decreased by approximately $41 million year-over-year primarily due to lower planned investment in the quarter.

Free cash flow for the quarter of $217 million decreased 12.5% compared to the prior year. The decrease was due to lower adjusted EBITDA and increased cash taxes.

Net income for the second quarter of fiscal 2022 of $196 million decreased $21 million compared to $217 million in the second quarter of fiscal 2021 primarily due to lower adjusted EBITDA compared to a year ago and a $27 million fair value gain on private investments recorded in the prior quarter, partially offset by lower income tax expense.

As at the end of February 28, 2022, the Company’s net debt leverage ratio was 2.2x5.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

[5]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. For more information about this measure and ratio see “Non-GAAP and additional financial measures” in the MD&A dated April 13, 2022 for the three and six month periods ending February 28, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended February 28, 2022

April 13, 2022

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated April 13, 2022 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the three and six months periods ended February 28, 2022 and the 2021 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2021 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

Shaw Communications Inc.

•

the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers (as defined below) to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as at the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, including the impact on the economy, financial markets, and sources of supply, resulting from the COVID-19 pandemic and other health risks;

•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;

•	anticipated benefits of the Transaction to the Company and its security holders;

•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Transaction, and the dedication of substantial Company resources to pursuing the Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

Shaw Communications Inc.

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	the Company’s operations not being subject to material disruptions in service or material failures in its networks, systems or equipment;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•

changes in general economic, market and business conditions, including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement (as defined below) between the Company and Rogers;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

Shaw Communications Inc.

•

the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network, system, or equipment failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the Company’s fiscal 2021 annual management’s discussion and analysis (MD&A) under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2021 Annual MD&A and this second quarter fiscal 2022 MD&A.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Shaw Communications Inc.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a seamless connectivity experience by leveraging our converged network.

While the pandemic has had an impact on our business, Shaw continues to be resilient, delivering solid financial and operating results, and we believe that we are well positioned to meet the rapidly changing and increasing demands of our customers. The financial impacts from COVID-19 in the second quarter were not material.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Transaction. The Transaction remains subject to approvals from the Competition Bureau and ISED.

In accordance with the terms of the Arrangement Agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act (Canada) in April 2021 to trigger the Competition Bureau’s review of the Transaction. Since that time, Rogers and Shaw have worked cooperatively and constructively to respond to further requests for information, as required under the Arrangement Agreement.

In accordance with the conditions of the spectrum licences held by the Company, Rogers and Shaw filed joint applications in April 2021 with ISED for approval of the indirect transfer of those spectrum licences by the Minister of Innovation, Science and Industry. ISED’s review is ongoing. In a public statement on March 3, 2022, the Minister of Innovation, Science and Industry, Francois-Philippe Champagne, acknowledged the ongoing regulatory reviews and that decisions are expected in due course. He also noted that he will not permit “the wholesale transfer of Shaw’s wireless licences to Rogers.”

As the regulatory reviews progress, Rogers and Shaw continue to work cooperatively and constructively with the government and regulators to close the Transaction and deliver its benefits to all Canadians. By coming together, Rogers and Shaw will make the generational investments in networks and technology that

Shaw Communications Inc.

Canada needs to create new jobs, increase competition, and bridge connectivity gaps in rural and remote areas.

Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the Arrangement Agreement.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Wireless

Our Wireless division currently operates in Ontario, Alberta and British Columbia, covering approximately 50% of the Canadian population.

Shaw Mobile provides Shaw Internet customers with bundling opportunities, combined with the ability to customize their mobile data requirements, and is a powerful example of how facilities-based service providers can compete and innovate.

Second quarter Wireless revenue decreased 3.9% to $323 million and EBITDA1 of $123 million increased 26.8% year-over-year. Wireless service revenue increased 9.2% to $238 million due to an increased subscriber base, while Wireless equipment revenue decreased 28.0% to $85 million as the number of devices sold in the quarter decreased compared to the prior year. The increase in adjusted EBITDA is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

We have approximately 840 wireless retail locations across our operating footprint, including corporate, dealer and national retail, with Shaw Mobile being available in approximately 200 locations.

Wireline

In our Wireline business, gig speed Internet is underpinned by our Fibre+ network. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We continue to streamline and simplify manual processes to improve the customer experience and day-to-day operations for our employees.

Our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in high quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our 2-year ValuePlans.

Wireline RGUs declined by approximately 58,100 in the quarter compared to a loss of approximately 66,000 in the second quarter of fiscal 2021. The current quarter included a modest gain in Consumer Internet, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by

[1]

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this measure including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements.

Shaw Communications Inc.

54,300 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by approximately 3,800.

Second quarter Wireline revenue and adjusted EBITDA of $1.04 billion and $509 million, respectively, decreased 1.3% and 5.7%, respectively, when compared with the prior year. Consumer revenue of $887 million decreased 2.4% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $153 million increased 5.5% year-over-year with Internet revenue growth and continued demand for the Smart suite of products. The prior year second quarter Wireline adjusted EBITDA benefited from an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provide cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. In response to the changing needs of its customers, Shaw Business added a suite of collaboration tools and new Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget and launched a 1.5 Gig Internet speed tier providing businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services.

Shaw Communications Inc.

Selected financial and operational highlights

Financial Highlights

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars except for percentages and per share amounts)	2022	2021	Change %	2022	2021	Change %
Operations:
Revenue	1,359	1,387	(2.0)	2,745	2,757	(0.4)
Adjusted EBITDA	632	637	(0.8)	1,265	1,244	1.7
Adjusted EBITDA margin(1)	46.5%	45.9%	1.3	46.1%	45.1%	2.2
Funds flow from operations(2)	496	539	(8.0)	987	1,027	(3.9)
Free cash flow(1)	217	248	(12.5)	453	473	(4.2)
Net income	196	217	(9.7)	392	380	3.2
Per share data:
Earnings per share
Basic	0.39	0.43		0.79	0.74
Diluted	0.39	0.43		0.78	0.74
Weighted average participating shares for basic earnings per share outstanding during period (millions)	499	505		499	509

(1)

Adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about these measures and ratios including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2021 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts or RGUs see “Key Performance Drivers – Statistical Measures – Subscriber counts (or Revenue Generating Units (RGUs))” in the MD&A for the year ended August 31, 2021.

			Change		Change
			Three months ended February 28,		Six months ended February 28,
	February 28, 2022	August 31, 2021	2022	2021	2022	2021
Wireline – Consumer
Video – Cable	1,232,362	1,282,879	(24,592)	(26,497)	(50,517)	(60,934)
Video – Satellite	542,092	590,578	(15,202)	(13,508)	(48,486)	(47,095)
Internet	1,890,798	1,889,752	538	(5,425)	1,046	(20,493)
Phone	563,032	595,580	(15,005)	(20,418)	(32,548)	(44,178)

Total Consumer	4,228,284	4,358,789	(54,261)	(65,848)	(130,505)	(172,700)

Wireline – Business
Video – Cable	36,039	37,110	(469)	330	(1,071)	297
Video – Satellite	37,180	40,090	(2,462)	(1,903)	(2,910)	462
Internet	182,961	182,123	338	369	838	1,560
Phone	387,741	390,272	(1,227)	1,022	(2,531)	3,444

Total Business	643,921	649,595	(3,820)	(182)	(5,674)	5,763

Total Wireline	4,872,205	5,008,384	(58,081)	(66,030)	(136,179)	(166,937)

Wireless
Postpaid	1,784,010	1,739,289	8,632	75,069	44,721	162,365
Prepaid	404,835	377,082	8,260	7,228	27,753	20,961

Total Wireless	2,188,845	2,116,371	16,892	82,297	72,474	183,326

Total Subscribers	7,061,050	7,124,755	(41,189)	16,267	(63,705)	16,389

In Wireless, the Company added 16,892 net postpaid and prepaid subscribers in the quarter, consisting of 8,632 postpaid additions and 8,260 prepaid additions. Postpaid net additions were down compared to the prior year due to factors including increased wireless competition which is typical during the holiday season, a limited supply of key devices and bundle adjustments to Shaw Mobile plans effective mid-November.

Wireline RGUs declined by 58,081 in the quarter compared to a loss of 66,030 in the second quarter of fiscal 2021. The current quarter included a modest gain in Consumer Internet RGUs, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 54,261 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by 3,820.

Shaw Communications Inc.

Wireless Postpaid Churn

Wireless postpaid subscriber churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.46% in the second quarter of fiscal 2022 increased 21-basis points from 1.25% in the second quarter of fiscal 2021.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $37.38 in the second quarter of fiscal 2022 decreased by 8.8% from $40.98 in the second quarter of fiscal 2021 as the Company continues to scale its lower revenue Shaw Mobile customer base.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $36.43 in the second quarter of fiscal 2022 compares to $36.82 in the second quarter of fiscal 2021, representing a decrease of 1.1% as the Company continues to scale its lower revenue Shaw Mobile customer base.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated second quarter financial results are as follows:

Revenue

Revenue for the second quarter of fiscal 2022 of $1.36 billion decreased $28 million, or 2.0%, from $1.39 billion for the second quarter of fiscal 2021, highlighted by the following:

•

Consumer division revenues of $887 million decreased $22 million, or 2.4%, compared to the prior year period as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $323 million resulting in a $13 million, or 3.9%, decrease over the second quarter of fiscal 2021 reflecting a $33 million, or 28.0%, decrease in equipment revenue as the number of devices sold in the quarter decreased compared to the prior year, partially offset by a $20 million, or 9.2%, increase in service revenue due to an increased subscriber base.

•	The Business division had growth of $8 million, or 5.5%, in comparison to the second quarter of fiscal 2021 due to Internet revenue growth and continued demand for the Smart suite of products.

Compared to the first quarter of fiscal 2022, consolidated revenue for the quarter decreased 1.9%, or $27 million. The decrease in revenue over the prior quarter includes a $9 million decrease in the Wireless division driven by a $8 million decrease in equipment revenue, while the slight decrease in service revenue reflects the impact of the decrease in ABPU (down from $38.67 in the first quarter of fiscal 2022 to $37.38 in the current quarter). Meanwhile, ARPU decreased quarter-over-quarter (from $36.95 in the first quarter of fiscal 2022 to $36.43 in the current quarter). In Wireline, revenues decreased by $17 million over the prior quarter. This was driven by a $9 million decrease in the Consumer division and by a decrease of $8 million in the Business division which included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications.

Revenue for the six-month period ended February 28, 2022 of $2.75 billion decreased $12 million, or 0.4%, from $2.76 billion for the comparable period in fiscal 2021, highlighted by the following:

•

Consumer division revenues of $1.78 billion decreased $37 million, or 2.0%, compared to the prior year period as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $655 million and included a $44 million, or 10.2%, increase in service revenue compared to the prior year due to an increased subscriber base, partially offset by a $42 million, or 19.1%, decrease in equipment revenue as more consumers took advantage of bring your own device plans.

•

The Business division had growth of $24 million, or 8.3%, in comparison to the prior year period due to Internet revenue growth and continued demand for the Smart suite of products along with the impact of approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications recorded in the first quarter of fiscal 2022.

Adjusted EBITDA

Adjusted EBITDA for the second quarter of fiscal 2022 of $632 million decreased by $5 million, or 0.8%, from $637 million for the comparable period in fiscal 2021, highlighted by the following:

•	The year-over-year increase in the Wireless division of $26 million, or 26.8%, is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin

Shaw Communications Inc.

impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 38.1% increased compared to 28.9% in the prior year.

•

The year-over-year decrease in the Wireline division of $31 million, or 5.7%, was primarily due to the decrease in Consumer revenue and the benefit of an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively, recorded in the prior year.

Consistent with the variances noted above, adjusted EBITDA margin for the second quarter of 46.5% increased 60-basis points compared to 45.9% in the second quarter of fiscal 2021.

Compared to the first quarter of fiscal 2022, adjusted EBITDA for the current quarter decreased $1 million, or 0.2%, primarily due to a $15 million decrease in the Wireline division driven by the decrease in both Consumer and Business service revenues in the current quarter. Adjusted EBITDA for the Wireless division increased $14 million, or 12.8%, primarily due to improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

Adjusted EBITDA for the six-month period ended February 28, 2022 of $1.27 billion increased by $21 million, or 1.7%, from $1.24 billion for the comparable period in fiscal 2021, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $60 million, or 34.9%, is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 35.4% compared to 26.3% in the prior year.

•

The year-over-year decrease in the Wireline division of $39 million, or 3.6%, was primarily due to a decrease in Consumer revenue and the impact of approximately $12 million in employee benefits and bad debt provision releases based on claims and payment experience, respectively, recorded in the prior year, partially offset by an increase in Business service revenue.

Free cash flow

Free cash flow for the second quarter of fiscal 2022 of $217 million decreased $31 million from $248 million in the second quarter of fiscal 2021, mainly due to a $27 million increase in cash taxes, and a $5 million decrease in adjusted EBITDA.

Shaw Communications Inc.

Net income (loss)

Net income of $196 million and $392 million for the three and six months ended February 28, 2022 respectively, compared to a net income of $217 and $380 for the same periods in fiscal 2021. The changes in net income are outlined in the following table:

	February 28, 2022 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2021	February 28, 2021	February 28, 2021
Increased adjusted EBITDA(1)	(1)	(5)	21
Decreased restructuring costs(2)	—	1	13
Decreased amortization	(4)	(2)	3
Change in net other costs and revenue(3)	(1)	(29)	(30)
Decreased income taxes	6	14	5

	—	(21)	12

(1)	See “Non-GAAP and additional financial measures.”
(2)

During the first quarter of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021 and $1 million in the second quarter of fiscal 2021, related to severance and employee related costs. There were no restructuring activities in fiscal 2022.

(3)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences, fair value adjustments of private investments, and other losses as detailed in the unaudited Consolidated Statements of Income. In the first and second quarters of fiscal 2022, the Company recorded $2 million and $3 million, respectively, in Transaction-related advisory, legal, financial, and other professional costs.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Shaw Communications Inc.

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2022	2021	2022	2021
Net income	196	217	392	380
Add back (deduct):
Restructuring costs	—	1	—	13
Amortization:
Deferred equipment revenue	(3)	(3)	(5)	(6)
Deferred equipment costs	9	12	19	25
Property, plant and equipment, intangibles and other	299	294	591	589
Amortization of financing costs – long-term debt	—	—	1	1
Interest expense	65	67	130	133
Other losses (gains)	5	(26)	9	(24)
Current income tax expense	83	44	173	80
Deferred income tax expense	(22)	31	(45)	53

Adjusted EBITDA	632	637	1,265	1,244

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended February 28,			Six months ended February 28,
	2022	2021	Change %	2022	2021	Change %
Wireline	48.9%	51.2%	(4.5)	49.3%	50.8%	(3.0)
Wireless	38.1%	28.9%	31.8	35.4%	26.3%	34.6

Combined Wireline and Wireless	46.5%	45.9%	1.3	46.1%	45.1%	2.2

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Revenue
Consumer	887	909	(2.4)	1,783	1,820	(2.0)
Business	153	145	5.5	314	290	8.3

Wireline	1,040	1,054	(1.3)	2,097	2,110	(0.6)
Service	238	218	9.2	477	433	10.2
Equipment and other	85	118	(28.0)	178	220	(19.1)

Wireless	323	336	(3.9)	655	653	0.3

	1,363	1,390	(1.9)	2,752	2,763	(0.4)
Intersegment eliminations	(4)	(3)	33.3	(7)	(6)	16.7

	1,359	1,387	(2.0)	2,745	2,757	(0.4)

Adjusted EBITDA
Wireline	509	540	(5.7)	1,033	1,072	(3.6)
Wireless	123	97	26.8	232	172	34.9

	632	637	(0.8)	1,265	1,244	1.7

Capital expenditures and equipment costs (net): (1)
Wireline	219	179	22.3	409	340	20.3
Wireless	30	71	(57.7)	69	144	(52.1)

	249	250	(0.4)	478	484	(1.2)

Free cash flow before the following	383	387	(1.0)	787	760	3.6
Less:
Interest on debt and provisions	(55)	(54)	1.9	(109)	(109)	—
Interest on lease liabilities	(10)	(11)	(9.1)	(21)	(22)	(4.5)
Cash taxes	(76)	(49)	55.1	(152)	(98)	55.1
Lease payments relating to lease liabilities	(28)	(27)	3.7	(58)	(58)	—
Other adjustments:
Non-cash share-based compensation	1	1	—	1	1	—
Pension adjustment	2	3	(33.3)	5	3	66.7
Preferred share dividends	—	(2)	(100.0)	—	(4)	(100.0)

Free cash flow	217	248	(12.5)	453	473	(4.2)

(1)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Consumer	887	909	(2.4)	1,783	1,820	(2.0)
Business	153	145	5.5	314	290	8.3

Wireline revenue	1,040	1,054	(1.3)	2,097	2,110	(0.6)
Adjusted EBITDA(1)	509	540	(5.7)	1,033	1,072	(3.6)

Adjusted EBITDA margin(1)	48.9%	51.2%	(4.5)	49.3%	50.8%	(3.0)

(1)	See “Non-GAAP and additional financial measures.”

In the second quarter of fiscal 2022, Wireline RGUs declined by 58,081 in the quarter compared to a loss of 66,030 in the second quarter of fiscal 2021. The current quarter included a modest gain in Consumer Internet RGUs, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 54,261 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by 3,820.

Revenue highlights include:

•

Consumer revenue for the second quarter of fiscal 2022 decreased by $22 million, or 2.4%, compared to the second quarter of fiscal 2021 as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the first quarter of fiscal 2022, the current quarter revenue decreased by $9 million, or 1.0%.

•

Business revenue of $153 million for the second quarter of fiscal 2022 increased $8 million, or 5.5%, compared to the second quarter of fiscal 2021, due to Internet revenue growth and continued demand for the Smart suite of products.

•

As compared to the first quarter of fiscal 2022, the current quarter revenue decreased by $8 million, or 5.0%, as the prior quarter included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications.

•

Wireline revenue for the first six months of fiscal 2022 decreased $13 million, or 0.6%, compared to the first six months of fiscal 2021, primarily due to a $37 million decrease in Consumer revenue as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. This was partially offset by a $24 million increase in Business revenue which includes approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications in the current year.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the second quarter of fiscal 2022 of $509 million decreased 5.7%, or $31 million, from $540 million in the second quarter of fiscal 2021. The decrease was primarily due to the decrease in Consumer revenue and the benefit of an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively, recorded in the prior year.

•

As compared to the first quarter of fiscal 2022, Wireline adjusted EBITDA for the current quarter decreased by $15 million, or 2.9%, driven primarily by the decrease in both Consumer and Business service revenues in the current quarter.

Shaw Communications Inc.

•

Adjusted EBITDA for the first six months of fiscal 2022 of $1.03 billion decreased 3.6%, or $39 million, from $1.07 billion compared to the first six months of fiscal 2021. The decrease was primarily due to a decrease in Consumer revenue and the impact of approximately $12 million of favorable provisions related to employee benefits and bad debt released in the prior year, partially offset by an increase in Business service revenue.

Wireless

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Service	238	218	9.2	477	433	10.2
Equipment and other	85	118	(28.0)	178	220	(19.1)

Wireless revenue	323	336	(3.9)	655	653	0.3
Adjusted EBITDA(1)	123	97	26.8	232	172	34.9

Adjusted EBITDA margin(1)	38.1%	28.9%	31.8	35.4%	26.3%	34.6

(1)	See “Non-GAAP and additional financial measures.”

The Wireless division added 16,892 net postpaid and prepaid subscribers in the quarter, consisting of 8,632 postpaid additions and 8,260 prepaid additions. Postpaid net additions were down compared to the prior year due to factors including increased wireless competition which is typical during the holiday season, a limited supply of key devices and bundle adjustments to Shaw Mobile plans effective mid-November.

Revenue highlights include:

•

Revenue of $323 million for the second quarter of fiscal 2022 decreased $13 million, or 3.9%, over the second quarter of fiscal 2021. This was primarily due to a $33 million, or 28.0%, decrease in equipment revenue, as more consumers took advantage of bring your own device plans partially offset by a $20 million, or 9.2%, increase in service revenue due to an increased subscriber base. There was a 8.8% and 1.1% year-over-year decrease in ABPU to $37.38 and ARPU to $36.43, respectively.

•

As compared to the first quarter of fiscal 2022, the current quarter revenue decreased $9 million, or 2.7%, due to decreased equipment sales of $8 million while service revenues were essentially flat. ABPU of $37.38 decreased by $1.29, or 3.3% (ABPU of $38.67 in the first quarter of fiscal 2022), and ARPU of $36.43 decreased by $0.52, or 1.4% (ARPU of $36.95 in the first quarter of fiscal 2022).

•

Revenue of $655 million for the first six months of fiscal 2022 increased $2 million, or 0.3%, over the first six months of fiscal 2021. This was primarily due to a $44 million, or 10.2%, increase in service revenue due to an increased subscriber base, partially offset by a $42 million, or 19.1%, decrease in equipment revenue as more consumers took advantage of bring your own device plans.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $123 million for the second quarter of fiscal 2022 improved by $26 million, or 26.8%, over the second quarter of fiscal 2021. The increase is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 38.1% compared to 28.9% in the prior year.

•

As compared to the first quarter of fiscal 2022, adjusted EBITDA for the current quarter increased $14 million, or 12.8%, primarily due to improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

Shaw Communications Inc.

•

Adjusted EBITDA for the first six months of fiscal 2022 increased $60 million, or 34.9%, compared to the first six months of fiscal 2021. The increase is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 35.4% compared to 26.3% in the prior year.

Capital expenditures and equipment costs

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Wireline
New housing development	33	27	22.2	62	50	24.0
Success-based	50	34	47.1	98	78	25.6
Upgrades and enhancements	112	92	21.7	200	173	15.6
Replacement	9	8	12.5	17	15	13.3
Building and other	15	18	(16.7)	32	24	33.3

Total as per Note 3 to the unaudited interim consolidated financial statements	219	179	22.3	409	340	20.3

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	30	71	(57.7)	69	144	(52.1)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	249	250	(0.4)	478	484	(1.2)

In the second quarter of fiscal 2022, capital investment of $249 million decreased $1 million from the comparable period in fiscal 2021. There was a $40 million increase in Wireline spending due to higher investments in combined upgrades, enhancements and replacement categories as well as an increase in new housing development and success-based capital, which was fully offset by a $41 million decrease in Wireless spending as a result of lower planned capital expenditures.

Wireline highlights for the quarter include:

•	For the quarter, investment in combined upgrades, enhancements and replacement categories was $112 million which is an increase of $20 million, or 21.7%, over the prior year period.

•

Investments in new housing development were $33 million, a $6 million, or 22.2%, increase over the prior year period, driven by higher residential and commercial customer network growth and acquisition in the current year.

•

Success-based capital for the quarter of $50 million was $16 million, or 47.1%, higher than the second quarter of fiscal 2021 primarily due to higher capitalized labour and higher equipment purchases in the period.

•	Investments in buildings and other in the amount of $15 million was $3 million lower year-over year primarily due to higher back office related costs in the comparable period.

Wireless highlights for the quarter include:

•

Capital investment of $30 million in the second quarter decreased relative to the second quarter of fiscal 2021 by $41 million, primarily due to lower planned network related investment in the quarter.

Shaw Communications Inc.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the first quarter of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million and $1 million in the first and second quarters of fiscal 2021, respectively, related to severance and employee related costs. There were no restructuring activities in fiscal 2022.

Amortization

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Amortization revenue (expense)
Deferred equipment revenue	3	3	—	5	6	(16.7)
Deferred equipment costs	(9)	(12)	(25.0)	(19)	(25)	(24.0)
Property, plant and equipment, intangibles and other	(299)	(294)	1.7	(591)	(589)	0.3

Amortization for the three and six months ended February 28, 2022, increased 0.7% and decreased 0.5%, respectively, when compared to the same periods in fiscal 2021. The increase in amortization reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Amortization of financing costs – long-term debt	—	—	—	1	1	—
Interest expense	65	67	(3.0)	130	133	(2.3)

Interest expense for the three and six months ended February 28, 2022 decreased 3.0% and 2.3%, respectively, over the comparable periods which primarily reflects the lower average outstanding debt balances in the period and the decrease in the weighted average interest rate.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the first and second quarters of fiscal 2022, the Company recorded $2 million and $3 million, respectively, in Transaction-related advisory, legal, financial, and other professional costs.

Income taxes

Income taxes are lower in the quarter compared to the second quarter of fiscal 2021 due mainly to the decrease in net income.

Shaw Communications Inc.

Supplementary quarterly financial information

	2022		2021				2020
(millions of Canadian dollars except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,359	1,386	1,377	1,375	1,387	1,370	1,349	1,312
Adjusted EBITDA(1)	632	633	614	642	637	607	594	609
Restructuring costs	—	—	—	(1)	(1)	(12)	—	(14)
Amortization	(305)	(300)	(310)	(300)	(303)	(305)	(312)	(302)
Amortization of financing costs	—	(1)	—	(1)	—	(1)	(1)	—
Interest expense	(65)	(65)	(67)	(31)	(67)	(66)	(68)	(67)
Other income (expense)	(5)	(4)	(6)	(21)	26	(2)	(1)	7
Income taxes	(61)	(67)	21	66	(75)	(58)	(37)	(49)
Net income(2)	196	196	252	354	217	163	175	184
Earnings per share
Basic	0.39	0.39	0.50	0.71	0.43	0.31	0.34	0.35
Diluted	0.39	0.39	0.50	0.70	0.43	0.31	0.34	0.35

Other Information
Cash flows from operating activities	487	362	590	560	473	300	632	588
Free cash flow(1)	217	236	180	308	248	225	152	221
Capital expenditures and equipment costs	249	229	287	233	250	234	307	268

(1)	See “Non-GAAP and additional financial measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests.

F22 Q2 vs F22 Q1	In the second quarter of fiscal 2022, net income was flat compared to the first quarter of fiscal 2022 mainly due to a $6 million decrease in income taxes and a decrease in adjusted EBITDA of $1 million, partially offset by an increase in amortization of $5 million and an increase in Transaction-related costs of $1 million, all in the second quarter.

F22 Q1 vs F21 Q4	In the first quarter of fiscal 2022, net income decreased $56 million compared to the fourth quarter of fiscal 2021 mainly due to an $88 million increase in taxes in the first quarter as a result of the recognition of a tax benefit associated with previously unrecognized tax losses in the fourth quarter partially offset by a $19 million increase in adjusted EBITDA and a $10 million decrease in amortization expense, all in the first quarter.

F21 Q4 vs F21 Q3	In the fourth quarter of fiscal 2021, net income decreased $102 million compared to the third quarter of fiscal 2021 mainly due to a $36 million increase in interest expense and a $126 million increase in current taxes in the fourth quarter as a result of a revision to liabilities for uncertain tax positions which reduced these expenses by $35 million and $125 million respectively in the third quarter as well as a $28 million decrease in adjusted EBITDA partially offset by an $81 million decrease in deferred taxes resulting mainly from the recognition of a tax benefit associated with previously unrecognized tax losses and a decrease of $15 million in other expenses mainly due to lower Transaction-related costs, all in the fourth quarter.

Shaw Communications Inc.

F21 Q3 vs F21 Q2	In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Transaction-related advisory, legal, financial, and other professional fees in the quarter and the impact of the $27 million fair value gain on private investments recorded in the second quarter.

F21 Q2 vs F21 Q1	In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4	In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

F20 Q4 vs F20 Q3	In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to an $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains (losses) as a result of an insurance claim recovery in the third quarter, partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

F20 Q3 vs F20 Q2	In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains (losses), which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, partially offset by an $8 million increase in deferred taxes, also in the third quarter.

Shaw Communications Inc.

Financial position

Total assets were $15.7 billion at February 28, 2022 compared to $15.8 billion at August 31, 2021. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2021.

Current assets decreased $4 million primarily due to decreases in cash of $4 million, income taxes recoverable of $76 million, and the current portion of contract assets of $23 million, partially offset by increases in inventories of $6 million, accounts receivables of $60 million and other current assets of $33 million. Cash decreased primarily due to the payment of $296 million in dividends and cash outlays for investing activities, partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

Accounts receivable increased $60 million mainly due to timing and the impact of the Company continuing to migrate customers from two-month advance billing to one-month advance billing.

The current portion of contract assets decreased $23 million over the period due to a $3 million decrease in deferred Wireline costs as a result of lower onboarding promotional activity for new subscribers over the past year and a $20 million decrease due to a decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $127 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Current liabilities decreased $139 million during the period primarily due to a decrease in accounts payable of $131 million, current portion of contract liabilities of $9 million, and current portion of derivatives of $2 million. This decrease was partially offset by a $2 million increase in current portion of lease liabilities and a $1 million increase in current provisions.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures, interest and employee incentive plans.

Lease liabilities decreased $47 million mainly due to principal repayments of $58 million in the period, partially offset by and an increase of $11 million in net new lease liabilities.

Shareholders’ equity increased $136 million mainly due to an increase in retained earnings. Retained earnings increased as the current period net income of $392 million was greater than the dividends of $296 million. Share capital increased $7 million due to the issuance of 251,880 and 10,085 Class B Shares under the Company’s stock option plan and RSU plan, respectively. Accumulated other comprehensive loss decreased $33 million primarily due to the remeasurement recorded on employee benefit plans.

As at March 31, 2022, there were 476,854,952 Class B Shares and 22,372,064 Class A Shares issued and outstanding. As at March 31, 2022, 7,149,432 Class B Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Shaw Communications Inc.

Liquidity and capital resources

In the six-month period ended February 28, 2022, the Company generated $453 million of free cash flow. Shaw used its free cash flow along with cash of $4 million and proceeds from the issuance of Class B Shares of $7 million to pay common share dividends of $296 million, pay $5 million in Transaction-related costs, and fund the net working capital change.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at February 28, 2022, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at February 28, 2022). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of the Company’s other assets. The Company’s accounts receivable securitization program expires May 29, 2022.

As at February 28, 2022, the net debt leverage ratio for the Company was 2.2x. The terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	February 28, 2022		August 31, 2021
Short-term borrowings	200		200
Current portion of long-term debt	1		1
Current portion of lease liabilities	112		110
Long-term debt	4,550		4,549
Lease liabilities	1,086		1,135
Cash and cash equivalents	(351)		(355)

(A) Net debt(2)	5,598		5,640
(B) Adjusted EBITDA(2)	2,521		2,500

(A/B) Net debt leverage ratio(3)	2.2	x	2.3	x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and additional financial measures.”
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and ended November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw Communications Inc.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at February 28, 2022	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.86:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.96:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are broadly defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at February 28, 2022, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

As at February 28, 2022, the Company had $351 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Cash Flow

Operating Activities

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Funds flow from operations	496	539	(8.0)	987	1,027	(3.9)
Net change in non-cash balances related to operations	(9)	(66)	86.4	(138)	(254)	45.7

	487	473	3.0	849	773	9.8

For the three months ended February 28, 2022, the cash received from operating activities increased over the comparable period in fiscal 2021 primarily due to a smaller decrease in the net change in non-cash balances related to operations in the funds flow from operations, partially offset by a decrease in funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2022	2021	Increase	2022	2021	Increase
Cash used in investing activities	(256)	(254)	2	(506)	(486)	20

For the three months ended February 28, 2022, the cash used in investing activities increased by $2 million over the comparable period in fiscal 2021 primarily due to an increase in additions to intangible assets of $12 million, partially offset by a decrease in additions to property, plant and equipment of $10 million.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2022	2021	2022	2021
Payment of lease liabilities [note 6]	(28)	(27)	(58)	(58)
Issue of Class B Shares [note 11]	4	1	7	1
Purchase of Class B Shares	—	(225)	—	(300)
Dividends paid on Class A Shares and Class B Shares	(148)	(149)	(296)	(301)
Dividends paid on Preferred Shares	—	(2)	—	(4)

	(172)	(402)	(347)	(662)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2021 and February 28, 2022.

Accounting standards

The MD&A included in the Company’s Annual Report for the year ended August 31, 2021 outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2021 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2021. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2021 Annual Consolidated Financial Statements.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2021 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2021.

There has been no material change in the Company’s transactions with related parties between August 31, 2021 and February  28, 2022.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2021 and February 28, 2022. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2021 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2021.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s MD&A for the year ended August 31, 2021 under “Certification.” As at February 28, 2022, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2022.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2021 under “Known Events, Trends, Risks and Uncertainties.” There have been no material changes in the significant risks and uncertainties since that date.

Government regulations and regulatory developments

See the Company’s MD&A for the year ended August 31, 2021 for a discussion of the significant regulations that affected our operations as of October 29, 2021. The following is a list of the significant regulatory developments since that date.

For a discussion of the regulatory approval processes related to the Transaction in the Annual Report, see “About our Business – Shaw and Rogers Transaction” and “Risks and uncertainties – Risks Related to the Transaction – The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay”.

Broadcasting Act

Legislative Changes and Other Government Actions

On December 16, 2021, the Federal Government issued Ministerial mandate letters. The Minister of Canadian Heritage has been directed to “reintroduce legislation to reform the Broadcasting Act to ensure foreign web giants contribute to the creation and promotion of Canadian stories and music.” The fulfillment of the foregoing Ministerial mandate could lead to legislative changes and the introduction of new regulatory measures that result in new costs and fees payable by the Company in connection with its provision of digital media services, result in new competition in the provision of broadcasting distribution services, and/or negatively impact the Company’s financial results from broadcasting.

On February 2, 2022, the Minister of Heritage introduced a bill to amend the Broadcasting Act (Bill C-11). While Bill C-11 does not introduce material new obligations applicable to or fees payable by the Company’s cable, Direct-to-Home (DTH), Satellite Relay Distribution or digital media services, the Bill remains subject to amendment prior to its passage, pursuant to the parliamentary process. In addition, the Canadian Radio-television and Telecommunications Commission (“CRTC” or “Commission”) will, subsequent to any royal assent to Bill C-11, engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Furthermore, the Minister of Heritage has indicated that the Commission’s subsequent regulatory processes will be subject to a Direction by the Governor-in-Council that sets out the Government’s expectations with respect to how the newly-incorporated amendments to the Broadcasting Act should be reflected in regulation, which Direction may also specify the requirement that new regulations be brought into force within a relatively short timeframe.

Shaw Communications Inc.

The implementation of new regulatory measures in connection with Bill C-11 could impact the Company’s cable and DTH services if regulatory fees and obligations are not applied symmetrically as between licensed and unlicensed entities.

Radiocommunication Act

Consultation on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band

Parties have filed their initial and reply comments in connection with Innovation, Science and Economic Development Canada’s (ISED) consultation on the policy and licensing framework for the 3800 MHz spectrum band (3650-4200 MHz). The consultation considered the implementation of pro-competitive measures, in the form of a set-aside, a cross-band cap applicable to cumulative 3500 MHz and 3800 MHz holdings, or a combination of both. ISED also sought comments on, among other things, licence tier sizes and conditions, and auction format and rules. The consultation is now closed and ISED is expected to render its decision in the second half of 2022. The 3800 MHz auction is anticipated to take place in early 2023. The outcome of this auction could increase competition in the wireless sector.

New Licence-Exempt Spectrum Consultations

On February 24, 2022, ISED commenced two consultations on the potential release of additional spectrum for licence-exempt use. This includes spectrum in the 5850-5895 MHz range and various high-frequency ranges above 95 GHz. These consultations could result in additional spectrum being made available for licence-exempt technologies including Wi-Fi and the Internet of Things.

Copyright Act

Legislative Changes and Other Government Actions

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to mandate letters issued December 16, 2021, “to amend the Copyright Act to further protect artists, creators and copyright holders, including to allow resale rights for artists.” Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Judicial Review of the Distant Television Signal Retransmission Tariff Rates (2014-2018)

On December 18, 2018, the Copyright Board released a rate decision for the Distant Television Signal Retransmission Tariff (the “Tariff”) for the past tariff period of 2014-2018, inclusive, which introduced a rate increase that applied retroactively, and established an interim tariff for the 2019-2023 period based on the 2018 rate. Both the collective societies representing distant television signal retransmission rightsholders (the “Collectives”) and Objectors – including the Company – filed a Notice of Application for judicial review with the FCA on November 4, 2019. On July 23, 2021, the FCA dismissed the Objectors’ application on all grounds, and granted the Collectives’ application on two grounds, for the years 2016-2018, requiring the Copyright Board to redetermine two valuation issues related to the Tariff. On September 29, 2021, the Objectors filed an application for leave to appeal the FCA decision with the Supreme Court of Canada (“SCC”). On March 24, 2022, the SCC leave application was dismissed. The Board’s redetermination of the valuation issues could subject the Company to significantly increased royalty rates for the 2016-2018 period.

Shaw Communications Inc.

Privacy and Anti-Spam Legislation

The Minister of Innovation, Science and Industry was directed, pursuant to a mandate letter issued December 16, 2021, to introduce legislation to advance the Digital Charter, strengthen privacy protections for consumers and provide a clear set of rules that ensure fair competition in the online marketplace. Changes to privacy laws and regulations resulting from the reinstatement and passage of Digital Charter Implementation Act, 2020 or the introduction of a new privacy bill will require the Company to incur costs to adjust its policies and practices related to privacy, as well as data collection, management, disposal and access practices. Such changes could: result in significant new costs payable by the Company to ensure compliance; limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	February 28, 2022	August 31, 2021
ASSETS
Current
Cash and cash equivalents	351	355
Accounts receivable	361	301
Income taxes recoverable	11	87
Inventories	69	63
Other current assets [note 4]	364	331
Current portion of contract assets [note 13]	74	97

	1,230	1,234
Investments and other assets [note 18]	70	70
Property, plant and equipment	5,892	6,019
Other long-term assets [note 5]	183	163
Deferred income tax assets	2	2
Intangibles	8,005	7,996
Goodwill	280	280
Contract assets [note 13]	25	28

	15,687	15,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 7]	200	200
Accounts payable and accrued liabilities	857	988
Provisions [note 8]	47	46
Current portion of contract liabilities [note 13]	204	213
Current portion of long-term debt [notes 9 and 18]	1	1
Current portion of lease liabilities [note 6]	112	110
Current portion of derivatives	—	2

	1,421	1,560
Long-term debt [notes 9 and 18]	4,550	4,549
Lease liabilities [note 6]	1,086	1,135
Other long-term liabilities [note 10]	11	26
Provisions [note 8]	78	77
Deferred credits	381	389
Contract liabilities [note 13]	17	15
Deferred income tax liabilities	1,964	1,998

	9,508	9,749
Shareholders’ equity [notes 11 and 16]
Common and preferred shareholders	6,179	6,043

	15,687	15,792

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2022	2021	2022	2021
Revenue [notes 3 and 13]	1,359	1,387	2,745	2,757
Operating, general and administrative expenses [note 14]	(727)	(750)	(1,480)	(1,513)
Restructuring costs [note 14]	—	(1)	—	(13)
Amortization:
Deferred equipment revenue	3	3	5	6
Deferred equipment costs	(9)	(12)	(19)	(25)
Property, plant and equipment, intangibles and other	(299)	(294)	(591)	(589)

Operating income	327	333	660	623
Amortization of financing costs – long-term debt	—	—	(1)	(1)
Interest expense [note 9]	(65)	(67)	(130)	(133)
Other gains (losses) [note 15]	(5)	26	(9)	24

Income before income taxes	257	292	520	513
Current income tax expense [note 3]	83	44	173	80
Deferred income tax (recovery) expense	(22)	31	(45)	53

Net income	196	217	392	380

Net income attributable to:
Equity shareholders	196	217	392	380
Earnings per share: [note 12]
Basic	0.39	0.43	0.79	0.74
Diluted	0.39	0.43	0.78	0.74

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2022	2021	2022	2021
Net income	196	217	392	380
Other comprehensive income [note 16]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	(1)	1	(2)
Adjustment for hedged items recognized in the period	—	1	1	2

	(1)	—	2	—
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	19	28	31	23

	18	28	33	23

Comprehensive income	214	245	425	403

Comprehensive income attributable to:
Equity shareholders	214	245	425	403

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2022
	Attributable to equity shareholders
				Accumulated
				other
	Share	Contributed	Retained	comprehensive	Total
(millions of Canadian dollars)	capital	surplus	earnings	loss	equity
Balance as at September 1, 2021	4,199	27	1,876	(59)	6,043
Net income	—	—	392	—	392
Other comprehensive income	—	—	—	33	33

Comprehensive income	—	—	392	33	425
Dividends	—	—	(296)	—	(296)
Shares issued under stock option plan	7	(1)	—	—	6
Share-based compensation	—	1	—	—	1

Balance as at February 28, 2022	4,206	27	1,972	(26)	6,179

Six months ended February 28, 2021
	Attributable to equity shareholders
				Accumulated
				other
	Share	Contributed	Retained	comprehensive	Total
(millions of Canadian dollars)	capital	surplus	earnings	loss	equity
Balance as at September 1, 2020	4,602	27	1,703	(99)	6,233
Net income	—	—	380	—	380
Other comprehensive income	—	—	—	23	23

Comprehensive income	—	—	380	23	403
Dividends	—	—	(300)	—	(300)
Shares issued under stock option plan	1	—	—	—	1
Shares repurchased	(116)	—	(184)	—	(300)

Balance as at February 28, 2021	4,487	27	1,599	(76)	6,037

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2022	2021	2022	2021
OPERATING ACTIVITIES
Funds flow from operations [note 17]	496	539	987	1,027
Net change in non-cash balances	(9)	(66)	(138)	(254)

	487	473	849	773

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(208)	(218)	(415)	(414)
Additions to equipment costs (net) [note 3]	(4)	(5)	(8)	(12)
Additions to other intangibles [note 3]	(46)	(34)	(86)	(76)
Net additions to investments and other assets	(1)	—	(1)	(1)
Proceeds on disposal of property, plant and equipment	3	3	4	17

	(256)	(254)	(506)	(486)

FINANCING ACTIVITIES
Payment of lease liabilities [note 6]	(28)	(27)	(58)	(58)
Issue of Class B Shares [note 11]	4	1	7	1
Purchase of Class B Shares	—	(225)	—	(300)
Dividends paid on Class A Shares and Class B Shares	(148)	(149)	(296)	(301)
Dividends paid on Preferred Shares	—	(2)	—	(4)

	(172)	(402)	(347)	(662)

Increase (Decrease) in cash	59	(183)	(4)	(375)
Cash, beginning of the period	292	571	355	763

Cash, end of the period	351	388	351	388

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX–SJR.B, NYSE–SJR, and TSXV–SJR.A).

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

On March 24, 2022, the Canadian Radio television and Telecommunications Commission (CRTC) completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Transaction. The Transaction remains subject to other customary closing conditions including approvals from the Competition Bureau and Innovation, Science and Economic Development Canada (ISED). Subject to the receipt of all required approvals, and the satisfaction of all closing conditions, the Transaction is expected to close in the first half of 2022.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2022 were authorized for issue by the Board of Directors on April 12, 2022.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2021 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2021.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Revenue
Wireline	1,040	1,054	2,097	2,110
Wireless	323	336	655	653

	1,363	1,390	2,752	2,763
Intersegment eliminations	(4)	(3)	(7)	(6)

	1,359	1,387	2,745	2,757

Adjusted EBITDA(1)
Wireline	509	540	1,033	1,072
Wireless	123	97	232	172

	632	637	1,265	1,244
Restructuring costs	—	(1)	—	(13)
Amortization	(305)	(303)	(605)	(608)

Operating income	327	333	660	623

Current taxes
Operating	81	43	168	78
Other/non-operating	2	1	5	2

	83	44	173	80

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Capital expenditures accrual basis
Wireline	214	174	400	328
Wireless	30	71	69	144

	244	245	469	472

Equipment costs (net of revenue)
Wireline	5	5	9	12

Capital expenditures and equipment costs (net)
Wireline	219	179	409	340
Wireless	30	71	69	144

	249	250	478	484

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	208	218	415	414
Additions to equipment costs (net)	4	5	8	12
Additions to other intangibles	46	34	86	76

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	258	257	509	502
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(6)	(4)	(27)	(1)
Less: Proceeds on disposal of property, plant and equipment	(3)	(3)	(4)	(17)

Total capital expenditures and equipment costs (net) reported by segments	249	250	478	484

4. OTHER CURRENT ASSETS

	February 28, 2022	August 31, 2021
Prepaid expenses	112	103
Costs incurred to obtain or fulfill a contract with a customer(1)	63	59
Wireless handset receivables(2)	187	168
Current portion of derivatives	2	1

	364	331

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2021, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. OTHER LONG-TERM ASSETS

	February 28, 2022	August 31, 2021
Equipment costs subject to a deferred revenue arrangement	40	49
Long-term Wireless handset receivables	56	45
Costs incurred to obtain or fulfill a contract with a customer	35	33
Credit facility arrangement fees	2	3
Pension assets(1)	22	—
Other	28	33

	183	163

(1)

In the first and second quarters of the fiscal year, the accumulated benefit obligation of the Supplemental Executive Retirement Plan was adjusted by $17 and $25, respectively, as a result of a 80 bps increase in the discount rate from August 31, 2021, resulting in the plan being in a net asset position as at February 28, 2022.

6. LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2021	1,245
Net additions	11
Interest on lease liabilities	21
Interest payments on lease liabilities	(21)
Principal payments of lease liabilities	(58)

Balance as at February 28, 2022	1,198

Current	110
Long-term	1,135

Balance as at August 31, 2021	1,245

Current	112
Long-term	1,086

Balance as at February 28, 2022	1,198

7. SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Accounts receivable securitization program, beginning of period	200	200	200	200

Accounts receivable securitization program, end of period	200	200	200	200

	February 28, 2022	August 31, 2021
Trade accounts receivable sold to buyer as security	450	416
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	250	216

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. PROVISIONS

	Asset retirement obligations	Restructuring (1)	Other	Total
	$	$	$	$
Balance as at August 31, 2021	77	2	44	123
Additions	—	—	2	2
Accretion	1	—	—	1
Payments	—	(1)	—	(1)

Balance as at February 28, 2022	78	1	46	125

Current	—	2	44	46
Long-term	77	—	—	77

Balance as at August 31, 2021	77	2	44	123

Current	—	1	46	47
Long-term	78	—	—	78

Balance as at February 28, 2022	78	1	46	125

(1)

During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2021 made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. A total of $1 has been paid in fiscal 2022 relating to these initiatives. The remaining costs are expected to be paid out within the next 11 months.

9. LONG-TERM DEBT

	February 28, 2022				August 31, 2021
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost (1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	499	1	500	499	1	500
4.35% due January 31, 2024	4.35	499	1	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	496	4	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	497	3	500	496	4	500
6.75% due November 9, 2039	6.89	1,422	28	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,504	46	4,550	4,503	47	4,550
Other
Burrard Landing Lot 2 Holdings
Partnership	Various	47	—	47	47	—	47

Total consolidated debt		4,551	46	4,597	4,550	47	4,597
Less current portion(2)		1	—	1	1	—	1

		4,550	46	4,596	4,549	47	4,596

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Interest Expense

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Interest expense – long-term debt	55	56	110	111
Interest income – short-term (net)	—	—	(1)	—
Interest on lease liabilities (note 6)	10	11	21	22

	65	67	130	133

10. OTHER LONG-TERM LIABILITIES

	February 28, 2022	August 31, 2021
Pension liabilities(1)	7	21
Post retirement liabilities	4	5

	11	26

(1)

In the first and second quarters of the fiscal year, the accumulated benefit obligation of the Supplemental Executive Retirement Plan was adjusted by $17 and $25, respectively, as a result of a 80 bps increase in the discount rate from August 31, 2021, resulting in the plan being in a net asset position as at February 28, 2022.

11. SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2022 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
August 31, 2021	22,372,064	2	476,537,262	4,197
Issued upon stock option plan exercises	—	—	251,880	7
Issued upon restricted share unit exercises	—	—	10,085	—

February 28, 2022	22,372,064	2	476,799,227	4,204

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and ended November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Transaction on March 15, 2021 (as discussed in more detail in Note 1), the Company suspended share buybacks under its NCIB program.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

12. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Numerator for basic and diluted earnings per share ($)
Net income	196	217	392	380
Deduct: dividends on Preferred Shares	—	(2)	—	(4)

Net income attributable to common shareholders	196	215	392	376

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	499	505	499	509
Effect of dilutive securities (1)	2	—	2	—

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	501	505	501	509

Earnings per share ($)
Basic	0.39	0.43	0.79	0.74
Diluted	0.39	0.43	0.78	0.74

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2022, nil (February 28, 2021 – 8,199,698) and nil (February 28, 2021 – 7,852,637) options were excluded from the diluted earnings per share calculation, respectively.

13. REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at August 31, 2021	125	228
Increase in contract assets from revenue recognized during the year	50	—
Contract assets transferred to trade receivables	(65)	—
Contract terminations transferred to trade receivables	(11)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(217)
Increase in contract liabilities during the year	—	210

Balance as at February 28, 2022	99	221

	Contract Assets	Contract Liabilities
Current	97	213
Long-term	28	15

Balance as at August 31, 2021	125	228

Current	74	204
Long-term	25	17

Balance as at February 28, 2022	99	221

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the six months ended February 28, 2022. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2021	92
Additions to deferred commission cost assets	46
Amortization recognized on deferred commission cost assets	(40)

Balance as at February 28, 2022	98

Current	59
Long-term	33

Balance as at August 31, 2021	92

Current	63
Long-term	35

Balance as at February 28, 2022	98

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Services
Wireline—Consumer	887	909	1,783	1,820
Wireline—Business	153	145	314	290
Wireless	238	218	477	433

	1,278	1,272	2,574	2,543

Equipment and other
Wireless	85	118	178	220

	85	118	178	220

Intersegment eliminations	(4)	(3)	(7)	(6)

Total revenue	1,359	1,387	2,745	2,757

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at February 28, 2022.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years	Thereafter	Total
Wireline	1,762	822	169	91	28	4	2,876
Wireless	345	111	—	—	—	—	456

Total	2,107	933	169	91	28	4	3,332

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

14. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Employee salaries and benefits(1)	170	154	334	307
Purchase of goods and services	557	597	1,146	1,219

	727	751	1,480	1,526

(1) For the three and six months ended February 28, 2022, employee salaries and benefits include $nil (February 28, 2021—$1) and $nil (February 28, 2021—$13) in restructuring costs, respectively.

15. OTHER GAINS (LOSSES)

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Gain on disposal of fixed assets	2	1	2	1
Fair value adjustment for private investments	—	27	—	27
Transaction costs (1)	(3)	—	(5)	—
Other (2)	(4)	(2)	(6)	(4)

	(5)	26	(9)	24

(1)

The Company has incurred a number of Transaction-related advisory, legal, financial, and other professional fees in connection with the proposed acquisition of Shaw by Rogers. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Transaction.

(2)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

16. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	1	(1)
Adjustment for hedged items recognized in the period	—	—	—

	(2)	1	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	26	(7)	19

	24	(6)	18

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	1	—	1

	2	—	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	42	(11)	31

	44	(11)	33

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	1	—	1

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	38	(10)	28

	38	(10)	28

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	—	(2)
Adjustment for hedged items recognized in the period	2	—	2

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	31	(8)	23

	31	(8)	23

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2022	August 31, 2021
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(27)	(58)

	(26)	(59)

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)	Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Net income from operations	196	217	392	380
Adjustments to reconcile net income to funds flow from operations:
Amortization	305	303	606	609
Deferred income tax expense (recovery)	(22)	31	(45)	53
Share-based compensation	1	1	1	1
Defined benefit pension plans	2	3	5	3
Net change in contract asset balances	12	13	25	8
Fair value adjustments for private investments	—	(27)	—	(27)
Other	2	(2)	3	—

Funds flow from operations	496	539	987	1,027

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Interest paid	34	35	112	110
Income taxes paid (net of refunds)	43	64	97	158
Interest received	—	1	1	3

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

18. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	February 28, 2022		August 31, 2021
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
Liabilities
Long-term debt (including current portion)(1)	4,551	4,896	4,550	5,263

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2022 and February 28, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

19. INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company performs its annual impairment test on goodwill and indefinite-life intangibles as at February 1 each year. There have been no changes to the assets and liabilities making up the CGUs since the last test performed as at February 1, 2021. The prior test also resulted in a recoverable amount that exceeded the carrying amount by a substantial margin. We have performed a qualitative assessment of the factors impacting the determination of recoverable amount and concluded that the likelihood that a recoverable amount calculation as at February 1, 2022, would be less than the carrying amount of the CGUs is remote. As such, we have not included updated information on the key assumptions used in the impairment test as they remain consistent with those disclosed for the February 1, 2021 test.